UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Syndax Pharmaceuticals, Inc.

File No. 333-208861 - CF#33015
_____

Syndax Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 4, 2016.

Based on representations by Syndax Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22	through November 16, 2025
Exhibit 10.23	through November 16, 2025
Exhibit 10.25	through November 16, 2025
Exhibit 10.26	through November 16, 2025
Exhibit 10.27	through November 16, 2025
Exhibit 10.28	through November 16, 2025
Exhibit 10.32	through November 16, 2025
Exhibit 10.33	through November 16, 2018
Exhibit 10.34	through November 16, 2018
Exhibit 10.35	through November 16, 2025
Exhibit 10.36	through January 11, 2026
Exhibit 10.37	through February 22, 2026
Exhibit 10.38	through February 22, 2026
Exhibit 10.39	through February 22, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary